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                              June 29, 2022

       Evan Masyr
       Chief Financial Officer
       Salem Media Group, Inc. /DE/
       6400 North Belt Line Road
       Irving, TX 75063

                                                        Re: Salem Media Group,
Inc. /DE/
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 4, 2022
                                                            8-K filed May 10,
2022
                                                            File No. 000-26497

       Dear Mr. Masyr:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your Form 10-K and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Financial Statements
       Consolidated Statements of Operations, page 68

   1. Please explain to us your rationale for reporting the net gain on the disposition of assets within Operating income
(loss). In this regard, we note within your consolidated
                                                        statements of cash
flows you reduce net income by the net gain when arriving at net cash provided by operating
activities and report the proceeds from the sale of long-lived assets within net cash
provided by (used in) investing activities.

       Consolidated Statements of Cash Flows, page 70

   2. We note in Notes 3 and 11 that $112.8 million of the 2024 Notes were exchanged for
 Evan Masyr
Salem Media Group, Inc. /DE/
June 29, 2022
Page 2
      $114.7 million of the 2028 Notes. Please tell us why you report cash proceeds and cash payments from what appears to be a non-cash transaction, within financing activities in your statements of cash flows.
Form 8-K filed May 10, 2022

Exhibit 99.1
Supplemental Information, page 13

3. Please revise so that the Non-GAAP measure, Adjusted Free Cash Flow, is reconciled directly to Net Cash Provided by Operating Activities and that all cash adjustments derived from the financial statements to reconcile these two measures are transparent.
      Additionally, please revise your definition of Adjusted Free Cash Flow (page 12) so that it is based on Net Cash Provided by Operating Activities, instead of Adjusted EBITDA and the directly reconciling adjustments are clearly identified. Please provide us your proposed disclosure.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3361 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameEvan Masyr
                                                           Division of
Corporation Finance
Comapany NameSalem Media Group, Inc. /DE/
                                                           Office of Technology
June 29, 2022 Page 2
cc:       Christopher Henderson
FirstName LastName